UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

LaneAxis, Inc.
(Exact name of issuer as specified in its charter)

Delaware	47-4193932
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3129 Beach View Court; Las Vegas, NV 89117
(Full mailing address of principal executive offices)

(858) 603-9090
(Issuer’s telephone number, including area code)

Common Stock, $0.0001 par value per share
(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Annual Report on Form 1-K (the “Annual Report”) and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Our main corporate website address is www.laneaxis.com. Copies of our reports and documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), and any amendments to the foregoing, will be provided without charge to any shareholder submitting a written request to the Secretary at our principal executive offices or by calling (424) 453-7398. All of our SEC filings are also available at the SEC’s website at www.sec.gov.

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ITEM 1. BUSINESS

1. Generally:

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Annual Report and the Exhibits hereto.

General

LaneAxis was incorporated in June 2015 in the State of Delaware. LaneAxis operates LaneAxis Direct Network, LaneAxis, founded in June 2015 in Delaware, operates the LaneAxis Direct Network, a cutting-edge Software as a Service (SaaS) platform. This platform is dedicated to enhancing the efficiency of the freight transportation industry through an innovative shipper-to-carrier direct freight tendering model known as the “LaneAxis Network.” Its primary mission is to eliminate the staggering $200+ billion in annual fees imposed by transportation intermediaries, significantly reduce 20-30 billion empty truck miles yearly, offer real-time visibility into all loads, and bring transparency to freight rate pricing in real-time. These efforts aim to streamline the notoriously inefficient and chaotic U.S. freight industry.

LaneAxis recognized early on that among the various costly aspects of freight transportation, per-load freight rates are the most impactful. The trucking industry has long struggled with obscure and deceptive pricing, primarily due to broker-based “load boards” and the substantial margins taken by intermediaries. Leveraging LaneAxis’ proprietary software and artificial intelligence, the platform provides shippers and carriers with transparent, real-time pricing, bypassing the need for intermediaries. LaneAxis can seamlessly integrate with Transportation Management Systems (TMSs) or function as a standalone system, providing access to real-time freight rates and trucking capacity, complete with a risk assessment score for all carriers.

The Goal

LaneAxis has maintained a focused mission: to achieve cost savings and deliver real-time, direct visibility to the extensive network of over a million independent carriers in the supply chain. This mission drives LaneAxis to innovate with advanced technologies empowering shippers and carriers to streamline operations, cut costs, and make data-driven decisions. LaneAxis aims to lead the way in creating a more transparent and efficient supply chain ecosystem.

As the company matures, its years of technological advancements have set it apart. Intermediaries like freight brokers and third-party logistics companies (3PLs) charge exorbitant fees, ranging from $200 billion to $300 billion annually, for services that management believes lack value and transparency. These intermediaries contribute to the chaos in freight transportation to justify their existence, without revealing the freight rates they charge shippers or their commission percentages. Truckers suffer the most, as they operate in financial obscurity, accepting rates that barely cover their operational costs. Other technology platforms claiming to provide direct freight services act essentially as electronic freight brokerages. Our technology platform is a transactional model allowing shippers and carriers complete transparency in the per shipment rate cost.

LaneAxis maintains its own patents for the design of a shipper-to-carrier direct optimization platform granted by the USPTO in March 2018, with additional patents pending.

A glaring issue with the outdated broker model is the widespread practice of brokers pocketing high commissions, ranging from 20% to 70%, from freight movements, directly impacting drivers’ earnings. Furthermore, the largely unregulated nature of freight brokerage fees gives brokers unchecked control, resulting in a chaotic and inefficient freight transportation landscape. Brokers are not obligated to disclose payments from shippers to carriers, and they may penalize carriers who inquire about these payments, leaving carriers in financial hardship. Shippers often remain unaware of the payments made to carriers and have little transparency as to the carriers handling their loads. Aside from the high per-load broker commission, other problems include insufficient real-time capacity visibility, lack of direct connectivity, unexpected detention times, fraudulent documentation, and inadequate in-transit visibility, all leading to inefficient and inaccurate supply chain metrics.

In contrast to the current fragmented state of the industry, LaneAxis aspires to create a comprehensive transportation network akin to the aviation industry. Artificial Intelligence plays a pivotal role in transforming traditional trucking concepts, rendering terms such as full truckload shipments (“FTL”), less-than-truckload shipments (“LTL”), regional, and last mile obsolete under the category of “Network Visibility.” Modern technologies, real-time tracking, and incentives for drivers to share their live locations will enable shippers to efficiently locate and choose the most suitable carriers for their loads, optimizing the entire supply chain.

In the era before technological advancements, freight brokers were indispensable. Shippers simply lacked the time and personnel to manage direct relationships with the vast multitude of independent carriers. Tasks such as contracting, insurance verification, load tracking, incident management, delays, payments, and handling legacy costs all necessitated the involvement of intermediary operations to handle their daily load requirements.

Revenue Streams

Below is a graphic of all LaneAxis’ current revenue streams. Carriers pay a monthly $49.99 or annual subscription of $499.99 while shippers pay monthly $499.99 or an annual subscription of $4,999.99. LaneAxis makes a 1% transaction fee from the shipper and carrier for all loads moved in the network. This is a fixed fee and does not mark up like brokers do with their transaction fees. Other revenue streams can be found in the graphic below and in the section below the graphic.

Additional Revenue Streams

Network Revenue: (current and planned)

●	Shipments Booked Rate - Transaction Fee

●	Carrier Monthly Subscriptions

●	TCS Fuel Network Rebates

●	IT Services - This includes LaneAxis white label solution leasing, software development revenue, IT maintenance revenue and consulting

●	Carrier Loads Purchased

●	Revenue on Transcap Credit line and Factoring

●	Partnership Revenue Incentives

●	Merchandise Revenue

●	Digital Media Collaboration Revenue

●	IP Lease Agreements - 3 opportunities in play

●	Integration

●	Seminars and Training Revenue - Users of the network would pay for training on various business aspects.

●	Shared Revenue Partnership with ELD Provider(s)

●	Shippers Monthly Subscription

App view of Fuel Rebate Program - LaneAxis earns percentage of every gallon pumped

Warehouse Storage Dashboard

Industry Description

Trucking companies provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability and faster transit times than other surface transportation options. The trucking industry is principally of two types of motor carriers: less-than truckload (“LTL”) and truckload. LTL freight carriers typically pick up multiple shipments from multiple customers on a single truck. The LTL freight is then routed through a network of service centers where the freight may be transferred to other trucks with similar destinations. LTL motor carriers generally require a more expansive network of local pickup and delivery service centers, as well as larger breakbulk, or hub, facilities. In contrast, truckload carriers generally dedicate an entire truck to one customer from origin to destination.

Significant capital is required to create and maintain a network of service centers and a fleet of tractors and trailers. The high fixed costs and capital spending requirements for LTL motor carriers make it difficult for new start-up or small operators to effectively compete with established carriers. In addition, successful LTL motor carriers generally employ, and regularly update, a high level of technology-based systems and processes that provide information to customers and help reduce operating costs.

Over-the-Road Freight

The over-the-road freight sector includes both private fleets and “for-hire” carriers. According to the latest edition of American Trucking Associations’ American Trucking Trends 2024, trucks moved over 12 billion tons of freight in 2023, generating more than $1 trillion – both increases from the previous year. The industry collected over 80% of the nation’s freight bill – generating almost $1 trillion.

The American Trucking Association (“ATA”) estimates that U.S. freight transportation will increase to over $1.6 trillion by 2030. Private fleets consist of tractors and trailers owned and operated by shippers that move their own goods and, according to the National Private Truck Council, accounted for revenue of approximately $325 billion in 2023. For-hire carriers transport truckload and LTL freight belonging to others and, according to the ATA, accounted for revenue of approximately $475 billion in 2023.

Nearly $1 trillion in gross freight revenues (primary shipments only) from trucking, representing approximately 80% of the nation’s freight bill in 2023.

LTL carriers specialize in consolidating shipments from multiple shippers into truckload quantities for delivery to multiple destinations. LTL carriers are traditionally divided into two categories — national and regional. National carriers typically focus on two-day or longer service across distances greater than 1,000 miles, while regional carriers typically offer delivery in less than two days. According to the ATA, the U.S. LTL market generated revenue of approximately $50 billion in 2022.

Overall freight tonnage is expected to grow to about 20 billion tons in 2030, up approximately 25% from 2020’s projection of roughly 16 billion tons.

Freight industry revenues are anticipated to increase by about 50% to roughly $1.6 trillion over the next decade.

Third-Party Logistics

Third-party logistics (“3PL”) providers offer transportation management solutions and distribution services, including the movement and storage of freight and the assembly of inventory. Based upon 3PL reported 2023 financial results, Armstrong & Associates, a leading supply chain market research firm, estimates that U.S. 3PL Market net revenues (gross revenues less purchased transportation) grew 25% to $150 billion and overall gross revenues increased 20% bringing the total U.S. 3PL Market to $400 billion in 2023. Statistical trends suggest the market penetration of 3PL providers will expand in the future as companies increasingly redirect their resources to core competencies and outsource their transportation and logistics requirements as they realize the cost-effectiveness of 3PL providers which necessitates the option and superiority of a Direct Freight Network.

Our Strategy

The Company’s Direct Freight Network’s primary goal is to reduce such reliance on 3PLs and freight brokers. By launching what we believe is a “First-of-its-kind Artificial Intelligence and Data-Driven Freight Network,” we do not view our solution as a “competitor.” We aim to become a creator of a company-agnostic network built to benefit all parties in the supply chain.

We expect the LaneAxis network to replicate 99% of what a traditional broker can do but at a staggering 99% reduction in cost. The catalyst for industry transformation towards direct relationships will be driven by our marketing exposure and our strategic partnerships, which have direct access to key decision-makers.

Information Systems and Intellectual Property

With over a decade of research and development under our belt, we have built a direct logistics network to solve industry-wide problems, connecting all parties in a singular transportation ecosystem. By doing so, we aim to be at the forefront of a Transportation Driver and Data Network supported by patented software and blockchain technology, which leverages smart technology to help the trucking industry reach a new level of digitalization and efficiency.

US Patent Number 9,928,475

Our patent is a shipper and carrier interaction optimization platform (the “Platform”) that may include an internet-based web page, application for a handheld device, a dedicated device with a graphical user interface, or any combination thereof for one or more shipper to enter shipment requirements and/or bids for use of a carrier’s equipment. One or more carriers can enter equipment specifications, such as equipment  type,  availability, and minimum  payment amount accepted, as well as bids for employment to ship goods via the Platform. The Platform can automate matching shippers and carriers for each shipment, provide information regarding shipment status and help carriers to maximize the amount of time their vehicles carry cargo. Systems may include a shipper interface, a carrier interface, one or more handheld devices running the Platform, and positioning software and/or hardware to indicate the location of the one or more handheld devices used by shipment carriers.

Patent Application Filed for “Federal Transportation Network Platform”

We have filed a provisional utility patent application with the United States Patent and Trademark Office (the “USPTO”) for a “Federal Transportation Network Platform” (“FTN”).

The FTN will be built on the foundation of our existing proprietary and patented Platform that provides direct connectivity and communication between shipping companies and carriers (trucking companies). The FTN will provide federal agencies real-time visibility and communication with each of the estimated 1.8 million licensed Department of Transportation (“DOT”) commercial trucking companies in the U.S. Further, the Platform will provide the FTN a common, direct and all-encompassing communication link with each of those trucking companies and the estimated 4 million U.S. drivers holding commercial driver licenses that work for those companies.

Our existing patent enables real-time direct communication with and monitoring of all active-duty trucks within the LaneAxis Network, making them visible on a map alongside all relevant carrier and driver information. This, in essence, drives the efficiency of the network and provides the technology and visibility required to build a single, unified FTN. The goal is to create a trucking network Platform that mirrors the Federal Aviation Administration (“FAA”), which maintains perpetual real-time oversight and visibility over all airplanes in the U.S. airspace and beyond.

LaneAxis Trademark

We own the trademark “LaneAxis”, which was registered with the USPTO in 2016.

Summary of Intellectual Property

With over a decade of research and development we have built a direct logistics network to solve industry-wide problems, connecting all parties in a singular transportation ecosystem. Below is a chart summarizing our patents:

Docket / File #	Patent #	Date Issued	Patent Name
File number: 15/078,965	US 9,928,475	March 27, 2018	Shipper And Carrier Interaction Optimization Platform
Application number: 63255460	Provisional Patent application submitted October 14, 2021	N/A	Federal Transportation Network Platform
Application number: 63321773	Provisional Patent application submitted March 21, 2022	N/A	Smart Contract Based Insurance Certificate

Below is a chart summarizing our registered trademarks and pending applications:

Description	Name / Title	Official No.	Governmental Entity
Trademark Approved	LaneAxis	86935145	USPTO
Trademark Approved	FreightVision	90186768	USPTO
Trademark Approved	DeTran	97249666	USPTO

A B2B Subscription Model, Engineered for Scalability

The future of LaneAxis is the aggregation of data through the network data access charges. The design of the LaneAxis’ Network and LaneAxis Network App aims to create multiple revenue streams:

●	Carriers pay our Company a subscription-based monthly network membership fee of $49.99 a month (no charge for shippers to join the network). Currently shippers pay our Company a 1% per load transaction fee upon rate confirmation, and a $5.00 per load shipment tracking fee, and carriers are deducted a 1% transaction fee upon final settlement.

●	The LaneAxis Network App with truck-specific navigation is free for drivers. From the portal, carriers of any size can register and add drivers for free. When a carrier creates a shipment, they assign it to a driver, then can track the shipment for a fee of only $1.00 our Company and provide the receiver with real-time tracking and direct communication to the driver of his shipment.

●	All credit card payments are currently handled by Stripe, a world-leading payment processing company whose clients include Amazon.

Scalability and Growth

Our scalability and growth will largely rely on the usage patterns and data insights gleaned from user interactions on the Platform. We will monitor to improve upon process automation and use artificial intelligence (“AI”) for the following metrics in order to continually improve the user experience, and by extension, user engagement resulting in increased revenue.

Registrations: (Mobile and Web separately) - Priority 1

●	Users registering from device type Mobile or Web

●	Referred by … (User source referral to LaneAxis)

●	Number user that do not complete registrations and exit from a specific registration page

●	Number of users registered

●	Time spent by user on registration (Web and Mobile separately)

●	Time spent by user Onboarding data collection screens Pop ups – Carrier

Shipments: (Mobile and Web separately) - Priority 2

●	Average Time spent by user on Page

●	Most used action from the page (action with count)

●	Most visited tab on the page

●	Number of times users visits the page (Tab with counts)

●	Next tab user navigates to from Shipments (tab and counts)

●	Number of time user visits Shipment Tabs (Tab with counts)

●	Average time spent on shipment Tabs (Tab with average time)

●	Number of Time users create a shipment and exit without completing it.

Bidding: (Mobile and Web separately) - Priority 3

●	Average Time spent by user on Page

●	Most used action from the page (action with count)

●	Number of times users visits the page

●	Next tab user navigates to from Bidding (tab and counts)

Home: (Mobile and Web separately) - Priority 4

●	Average Time spent by user on Page

●	Number of times users visits the page

●	Most used action from the page (action with count)

●	Next tab user navigates to from Home (tab and counts)

Driver Management: (Mobile and Web separately) - Priority 5

●	Average Time spent by user on Page

●	Most used action from the page (action with count)

●	Number of times user visits Drive details

●	Number of times users visits the page (Tab with counts)

Messages: (Mobile and Web separately)

●	Average Time spent by user on Page

●	Most used Tab from the page (Tab with count)

●	Number of times users visits the page (Tab with counts)

Profile: (Mobile and Web separately)

●	Average Time spent by user on Page

●	Average Time spent by user on Edit Profile

●	Number of times users visits the page

●	Number of times a user visits other users profiles

Mobile App: Load Bidding	Mobile App: Active Shipment Progress	Mobile App: In-App Messaging

Shipper Portal: Active Shipments Dashboard

Data Points and Documents Captured and Stored on Immutable Ledger

Customers, Sales and Marketing

Our core customer base consists of shippers, manufacturers, carriers and drivers, all of whom are utilizing the Platform to make direct network connections, direct freight negotiations, and the tendering and monitoring of all freight movements. We currently have approximately 10,000 carrier companies enrolled in our network, with approximately 300 shipping companies also enrolled. We also offer additional products such as information services to ancillary organizations such as insurance companies and government regulators.

For marketing purposes, we rely on the Campbell Company, a dedicated unaffiliated marketing team based in Bloomfield Hills, Michigan. We also work with external marketing and public relations firms as needed.

Our growth strategy centers around several core directives:

●	Increasing existing revenue exponentially per annum;

●	Recruiting top talent to refine and strengthen the Platform;

●	Continually adding new system features;

●	Expanding our technology stack with experienced developers; and

●	Continuing to establish corporate and professional partnerships that will expand our reach and influence.

The LaneAxis Direct Network aims to grow the network through its shareholders, partnerships and expanded market dollars. Our core marketing initiatives include the following:

●	Immediate recruitment of AAOO’s 100,000-member base and NOOA’s 40,000+ member base;

●	Outbound call center to get shippers on board;

●	Aggressive social media campaign;

●	Google ad campaign focused on relevant short and long tail keywords;

●	OTT (Over the Top) advertising on streaming services such as Netflix and Hulu;

●	Television advertising – both local and national;

●	Extensive satellite and traditional radio advertising;

●	Billboard advertising (traditional and digital) focused on heavily traveled freight lanes;

●	Online and print advertising through CCJ digital, Overdrive Online, and other transportation-focused outlets;

●	Influencer marketing (with a focus on YouTube);

●	In-store advertising and special events at major truck stops; and

●	10-15 trade shows per year including primary sponsorships and speaking slots.

As mentioned prior, LaneAxis has also engaged, and will continue to engage with, third party marketing and public relations companies to ensure maximum reach and exposure to our Platform.

The LaneAxis “Direct Agent Program”

The Direct Agent Program will financially reward Direct Agents (and even those outside the network) who recruit shippers into the Platform. Carriers and other participants will earn a commission on every load moved by Shippers they recruit into the network. This will help grow our Shipper base exponentially and rapidly, while giving Carriers an opportunity to earn significant additional income.

Revenue Model

●	Commission is based on LaneAxis’ Transactional Revenue per shipment.

●	Example: Assuming a $2,000 shipment rate on a single load tendered by an Agent-recruited Shipper:

○	LaneAxis Transactional Revenue: $45

○	Agent is paid 20% of transactional revenue = $9 for single load

○	If agent’s shipper moves 900 loads/month at same rate, agent

○	is paid $8,100 per month

○	LaneAxis would generate $32,400/month in transactional revenue from this shipper

Agent Program Dashboard

Competition

The transportation and logistics industries is highly competitive, with thousands of companies competing in the domestic and international markets. We compete with regional, inter-regional and national LTL carriers and, to a lesser extent, with truckload carriers, small package carriers, air freight carriers and railroads. We also compete with third-party logistics providers that determine both the mode of transportation and the carrier. Some of our competitors may have a broader global network and a wider range of services than we do. Competition in our industry is based primarily on service, price, available capacity and business relationships.

We compete on service, reliability, scope of operations, information technology capabilities and price. Some competitors have larger customer bases, significantly more resources and more experience than we do. The health of the transportation and logistics industry will continue to be a function of domestic and global economic growth. However, we believe we will benefit from the growth of e-commerce, as well as from a long-term outsourcing trend that should continue to enable certain sectors of transportation and logistics to grow at rates that outpace growth in the macro-environment.

The LaneAxis Carrier and Shipper Portal’s main competitors are FourKites, 10-4, Uber Freight and dexFreight. The competitors listed are load boards with mobile tracking but not a driver network system with queryable access to directly connect to drivers. Unlike LaneAxis, all of the stated competitors rely on and work directly with freight brokers to obtain shipments for carriers. LaneAxis does not.

As such, we feel the LaneAxis Direct Network has no immediate direct competitor, as it is not a public facing application, but rather serves as a direct connection to and extension of the LaneAxis Network portal. The LaneAxis Network app provides real-time tracking, e-docs and direct connectivity to those enrolled in the Platform.

When it comes to the complete system as a whole, LaneAxis differentiates from its competitors by not only improving the process of moving product today but introducing new KPIs, data, innovative technology and visibility into freight management and movement.

Regulation

As a third-party provider of transportation-focused SaaS, we are not bound by the same regulations as users of our Platform, namely shippers and carriers. We adhere to all relevant business/corporate requirements as set forth by local, regional, state and federal agencies.

We require all users of the Platform to adhere to relevant government/industry regulations affecting their particular sector. Such regulations may impact us directly and indirectly by regulating third-party transportation providers we use to transport freight for our customers.

Seasonality

Our tonnage levels and revenue mix are subject to seasonal trends common in our industry, although other factors, such as macroeconomic changes, could cause variation in these trends.  Typically, our results of operations for the quarter ending in March are on average lower than the quarters ending in June, September, and December. This pattern has been the result of factors such as inclement weather, national holidays, customer demand, and economic conditions.  Our revenue and operating margins in the first and fourth quarters are typically lower than those during the second and third quarters due to reduced shipments during the winter months; however, the effects of the COVID-19 pandemic on the domestic economy has impacted, and may continue to impact, our normal seasonal trends. More specifically, we experienced a decrease in LTL shipments driven by the impact of a slowdown in the domestic economy associated with the COVID-19 pandemic. Harsh winter weather, hurricanes, tornadoes, floods and other natural disasters can also adversely impact our performance by reducing demand and increasing operating expenses. Although we believe seasonal trends will continue to impact our business, there is always a demand for the network visibility LaneAxis provides, regardless of seasonality factors that may affect certain segments of the economy such as lower production volumes during the winter months of Q1, or volume spikes during the holiday season, which all point to the need for constant network visibility.

Employees

As of December 31, 2023, we had approximately 12 full-time employees, one part-time employee and several consultants. We recognize our trained staff of employees as one of our most critical resources and acknowledge the recruitment, training and retention of qualified employees as essential to our ongoing success.

RISK FACTORS

Risks Relating to Our Business and Industry.

We were incorporated in June 2015 for the purpose of developing the LaneAxis Network and have a limited history upon which you can evaluate our prospects, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware in June 2015 and our operations to date have consisted of raising capital, planning, modeling and developing our LaneAxis Network, creating the software and preparing necessary documents and filings in order to implement the LaneAxis Network as currently conceived to enable the LaneAxis Network, developing relationships with potential service providers and generating limited revenue. Accordingly, we have limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception and development of a business operating in a relatively new, highly competitive, and developing industry. We anticipate that our operating expenses will increase for the near future. There can be no assurance that we will ever generate any operating activity or develop and operate the LaneAxis Network. You should consider our limited history and our business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

We have incurred, and in the future may continue to incur, net losses.

We have incurred significant losses in the past. We incurred a net loss of $2,360,671 and $957,605 in our 2023 and 2022 fiscal years, respectively. We will need to generate and sustain significantly increased revenue levels and effectively manage expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. We focus on long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and carriers, enhance their user experience, and expand the capabilities and scope of our Platform. We believe these efforts are important to our long-term success and future growth, but they may have the effect of increasing our costs, reducing our revenue and increasing our net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. For example, we aim to aggressively expand our market share in LTL verticals, and we may incur substantial costs in connection with such efforts. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. Our strategic investments and acquisitions may also adversely affect our results of operations. As such, we may not be able to achieve, maintain or increase profitability in the future.

There is substantial doubt about our ability to continue as a going concern

Our independent registered public accounting firm has issued an opinion on our audited financial statements included in this Annual Report that contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern because we have experienced recurring losses, negative cash flows from operations, and limited capital resources. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may have a material adverse effect on our ability to raise new capital (whether it is through the issuance of equity or debt securities or otherwise), enter into critical contractual relations with third parties and otherwise execute our business objectives. Until we can generate significant profit from operations and positive cash flow from operations, we expect to satisfy our future cash needs through debt and/or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to curtail some or all of our ongoing operations and/or liquidate some or all of our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Our proposed LaneAxis Network is currently live and fully operational, but is a novel concept that is a business process change that may take time to achieve market acceptance.

Our concept of creating a blockchain based ecosystem and network based on our LaneAxis Network is an industry technology advancement and is currently in the early operational adoption stage. Although operational, there can be no assurance that our LaneAxis Network will achieve full market acceptance. Any failure of the LaneAxis Network to perform as expected will have a material adverse effect on our prospects.

Smart contracts are new and their ongoing development and operation may result in problems or be subject to errors or hacks, which could reduce the demand for ether or cause a wider loss of confidence in the LaneAxis network or the LaneAxis Blockchain, any of which could have an adverse impact on the value of ether.

Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming (i.e., coding errors) can have damaging effects. For instance, coding errors may potentially create vulnerabilities that allow an attacker to drain the funds associated with the smart contract, cause issues or render the protocol unusable. There have been a number of vulnerabilities in various smart contract implementations exploited by hackers since the launch of the Ethereum network in 2015 that have resulted in the loss of ether from accounts. Problems with the development, deployment, and operation of smart contracts may have an adverse effect on the value of ether. In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users may have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract.

Many blockchain-based applications/platforms are currently deployed on the Ethereum network, and smart contracts relating to such applications/platforms currently represent a significant source of demand for ether. For smart contracts that hold a pool of digital asset reserves, smart contract super users or admin key holders may be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the digital assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. Super users can also become targets of hackers and malicious attackers. Furthermore, the underlying smart contracts may be insecure, contain bugs or other vulnerabilities, or otherwise may not work as intended. Any of the foregoing could cause users of the LaneAxis network or the LaneAxis Blockchain to be negatively affected, or could cause LaneAxis and/or its technology or products to be the subject of negative publicity. Because the LaneAxis Blockchain is built on the Ethereum blockchain and the Ethereum blockchain represents a significant source of demand for ether, public confidence in the Ethereum network itself could be negatively affected, and the value of ether could decrease, which may have a material adverse effect on the Company’s business, operations and financial condition.

The market in which we intend to compete is subject to rapid innovation and change and there is a risk that changes or innovations in the blockchain market may occur while we are developing our LaneAxis Network which could render our business model and developing technology obsolete.

Since its inception, the distributed ledger technology market in general has been characterized by rapid changes and innovations and are constantly evolving. As a result, there is a risk that during the time that we are developing our LaneAxis Network, there may occur changes or innovations which may render our proposed business model and technology obsolete. If we are not able to adapt to such changes or innovations, we may not be able to generate sufficient interest in our LaneAxis Network, which would have a material adverse effect on our prospects.

Our historical financial and operating performance may not be indicative of our future prospects and results of operations due to the limited operating history of some of our business lines, evolving business model and changing market.

We have a limited operating history. It is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our common stock could fluctuate or decline.

As our business develops or in response to competition, we may continue to introduce new services, make adjustments to our existing services, our business model or our operations in general. We cannot assure you that this new business model will be successful or generate results that meet our expectations, or at all. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our business and results of operations. We also face challenges to successfully develop new Platform features and expand our service offerings to enhance the experience of shippers and carriers. Therefore, it may be difficult to effectively assess our future prospects. As the market, the regulatory environment or other conditions evolve, our existing solutions and services may not continue to deliver the expected business results.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the limited operating history of some of our business lines, as well as our evolving business model and changes in the market in which we operate. These risks and challenges include our ability to, among other things:

●	Continue to maintain, protect and strengthen our brands

●	Attract or maintain a critical mass of shippers and carriers

●	Continue to provide superior experience to shippers and carriers

●	Keep up with the technological developments and implementation of advanced technologies

●	Effectively match carriers with shipments and optimize the related pricing models;

●	Capture monetization opportunities on our Platform

●	Comply with complex and evolving laws and regulations

●	Improve our operational efficiency

●	Attract, retain and motivate talented employees, particularly sales and marketing and research and development personnel to support our business growth

●	Navigate economic conditions and fluctuations

●	Implement our business strategies, including the offering of new services

●	Defend ourselves against legal and regulatory actions.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. As of December 31, 2023, our cash balance was $412,099. If cash on hand and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. Issuances of equity or convertible debt securities may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the public offering price of previous offerings. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Our LaneAxis Network may be vulnerable to hackers and cyber-attacks.

Our LaneAxis Network is internet-based, which makes us vulnerable to hackers who may access the data of our investors and users of the LaneAxis Network. Further, any significant disruption in our operations or the Lane Axis Network could cause investors and potential users to lose trust and confidence in us and our business, which could result in our having to cease operations. In addition, we rely on third-party technology providers, such as Pixelplex and LedgerLink to provide us with blockchain and “market making” elements of our proposed LaneAxis Network and technology. Any disruptions of services or cyber-attacks on our third-party technology providers could harm our reputation and materially and negatively impact our prospects.

Cybersecurity breaches may delay implementation of our business plan and damage our reputation.

As the world becomes more interconnected through the use of the Internet and users rely more extensively on the Internet and the cloud for the transmission and storage of data, such information becomes more susceptible to incursion by hackers and other parties intent on stealing or destroying data on which we rely. We face an evolving landscape of cybersecurity threats in which hackers use a complex array of means to perpetrate cyber-attacks, including, but not limited to, the use of stolen access credentials, malware, ransomware, phishing, structured query language injection attacks, and distributed denial-of-service attacks, among other means. These cybersecurity incidents have increased in number and severity and it is expected that these trends will continue. Should our LaneAxis Network be affected by such an incident, we may incur substantial costs and suffer other negative consequences, which may include, but is not limited to:

●	Remediation costs, such as liability for stolen assets or information

●	Increased cybersecurity protection costs

●	Litigation and legal risks, including regulatory actions by state and federal regulators and

●	Loss of reputation.

Our LaneAxis Network systems and those of third-party service providers we may engage may be vulnerable to cybersecurity risks. If our security measures are breached and unauthorized access is obtained to our Platform, our business could suffer a material adverse effect.

Our LaneAxis Network involves the processing, storage and transmission of transactions and data. The secure storage and transmission of confidential information over public networks will be a critical element of our operations. Cyber-attacks on our systems could expose us to a risk of misappropriation of this information, leading to litigation, reputational harm and possible liability. Despite the defensive measures we may take, these threats may come from external factors such as governments, organized crime, hackers, and other third parties such as outsource or infrastructure-support providers and application developers or may originate internally from an employee or service provider to whom we have granted access to our computer systems. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our confidential information, our reputation could be damaged, our business would suffer and we could incur material liability. Any such breach could compromise our LaneAxis Network. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws or regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, crypto asset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptoassets (including NFTs) and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As crypto assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of crypto asset networks, crypto asset users and crypto asset exchange markets.

Ongoing and future regulatory actions could effectively prevent our ongoing or planned business operations, limiting or preventing future business plans and our revenue generation and limiting or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, operations and financial condition.

We also face the risk of operational disruption, failure or capacity constraints of any of the third-party service providers that facilitate our business activities, including clients, the clearing agent and network or data providers. Such parties could also be the source of a cyber-attack on and/or breach of our operational systems, data or infrastructure.

There have been an increasing number of malicious cyber incidents in recent years in various industries, including ours. Any such cyber incident involving our computer systems and networks, or those of third parties important to our businesses, could have a material adverse effect on our business, financial condition and results of operations. A cyber-attack or security breach on our system or that of a third-party service provider could manifest in different ways and could lead to any number of harmful consequences, including but not limited to:

●	Misappropriation of financial assets, intellectual property or sensitive information belonging to us, our clients or our third-party service providers

●	Corruption of data or causing operational disruption through computer viruses or phishing; and

●	Denial of service attacks to prevent users from accessing our Platform.

Our remediation costs and lost revenues could be significant if we fall victim to a cyber-attack. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading Platform. Moreover, prospective clients may be influenced by such events not to use our trading Platform. We may be required to expend significant resources to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of clients and revenues and litigation, caused by any breaches. We may be found liable to our clients for any stolen financial assets or misappropriated confidential information. Although we intend to continue to implement industry-standard security measures, no assurance can be given that those measures will be sufficient.

Our business model is dependent on continued investment in and development of distributed ledger technologies.

Our business model is dependent on continued investment in and development of distributed ledger technologies. If as a result of regulatory changes, hackers, general market conditions or innovations, investments in distributed ledger technologies become less attractive to investors or innovators and developers, it could have a material adverse impact on our prospects and possibly our ability to continue our developmental operations. It is not possible to accurately predict the potential adverse impacts on us, if any, of current economic conditions on our prospects.

We expect to expend significant resources to undertake any potential future acquisitions of assets, technologies or companies that have services, products, technologies that extend or complement our proposed business, and such acquisitions may be subject to various risks.

We may in the future acquire assets, technologies or companies that have services, products, technologies that extend or complement our proposed business. The process to undertake a potential acquisition is time-consuming and costly. If we were to undertake any potential acquisition in the future, we expect to expend significant resources to undertake due diligence on each potential acquisition, and there is no guarantee that we would be able to complete any such acquisition that we pursue. Moreover, if we were able to effectuate an acquisition, the process of integrating any such acquired assets or business into us could create unforeseen operating difficulties and expenditures and is itself risky.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

Our success will depend to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use, or take appropriate steps to enforce our intellectual property rights. In addition, our competitors may now have or may in the future develop technologies that are as good as or better than our technology without violating our proprietary rights. Our failure to protect our software and other proprietary intellectual property rights or to utilize technologies that are as good as our competitors’ could put us at a disadvantage to our competitors.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patents, trademarks, copyrights, trade secrets, blockchain, smart contracts, Value Transfer Protocol digital assets and confidentiality agreements to protect our proprietary rights. As of the time of this Annual Report, we have one patent, one pending patent application and one registered trademarks in the United States. As of the time of this Annual Report, we had 0 registered trademarks and 0 pending trademarks in other countries.

We have invested significant resources to develop these intellectual properties. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all.

We intend to file trademark applications with the United States Patent and Trademark Office seeking registration of our marks. There can be no assurance that the applications will be filed and if filed, if they will be successful or that we will be able to secure significant protection for our trademarks in the United States or elsewhere. Our competitors or others could adopt product or service marks similar to our marks, or try to prevent us from using our marks, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Any claim by another party against us or customer confusion related to our trademark, or our failure to obtain trademark registration, could harm our business.

We may be accused of infringing intellectual property rights of third parties.

Parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all. Though management is not aware of any such cases, other parties may claim that we infringe their intellectual property rights. In the future we may be subject to legal claims of alleged infringement of the intellectual property rights of third parties. The ready availability of damages, royalties, and the potential for injunctive relief has increased the defense litigation costs of patent infringement claims, especially those asserted by third parties whose sole or primary business is to assert such claims. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, and the payment of damages or settlement amounts. Additionally, we may become subject to injunctions prohibiting us from using software or business processes we currently use or may need to use in the future, or requiring us to obtain licenses from third parties when such licenses may not be available on financially feasible terms or terms acceptable to us or at all. In addition, we may not be able to obtain on favorable terms, or at all, licenses or other rights with respect to intellectual property we do not own. As a result, our business and results of operations may be materially and adversely affected.

Our operations have grown substantially since inception. We may not be able to effectively manage our growth, control our expenses or implement our business strategies.

Our operations have grown substantially since inception, which placed significant strain on our management and resources. There can be no assurance that our level of revenue growth will be sustainable or achieved at all in the future. We believe that our growth and expansion will depend on our ability to attract and retain shippers and carriers on our Platform, to increase engagement and transaction activities of users on our Platform, monetize our services, and leverage our scale of business to manage operating costs and expenses. There can be no assurance that we will achieve any of the above.

To manage our growth and expansion, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, including improving our technology infrastructure as well as internal management systems. Expanding into new businesses and developing and adopting new technologies will require us to incur additional labor-related costs, such as compensation, benefit costs and office rental expenses. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with ecosystem participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to adjust our existing offerings or enter into new market segments, and we may have difficulty in satisfying market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain our growth rate or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

If we are unable to attract or maintain a critical mass of shippers and carriers in a cost-effective manner, whether as a result of competition or other factors, our LaneAxis Network will become less appealing to shippers and carriers, and our financial results would be adversely impacted.

Our success significantly depends on our ability to maintain and increase the scale of our LaneAxis Network by attracting additional shippers and carriers to our Platform in a cost-effective manner. If shippers choose not to use our Platform, we may lack sufficient opportunities for carriers to find shipments, which may reduce the perceived utility of our Platform. Similarly, if carriers choose not to offer their services through our Platform, or elect to offer them through other freight matching channels, we may lack a sufficient supply of carriers to attract shippers to our Platform. An insufficient supply of shippers and carriers would adversely affect our revenue and financial results. Although we may benefit from having a larger network of shippers and carriers than our competitors, the network effects of our Platform may not result in sufficient competitive advantages or may be overcome by our competitors. Maintaining a balance between shipper demand and trucker supply for any given route at any given time and our ability to execute operationally may be more important to service quality than the absolute size of the network. If our service quality diminishes or our competitors’ services achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish our network effects. Additionally, if we fail to cater to the needs and preferences of shippers and carriers, control our costs in doing so or fail to deliver superior user experience, we may not be able to attract additional shippers and carriers in a cost-effective manner, and our business, financial condition and results of operations may be materially and adversely affected.

Transaction activities on our Platform may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of our Platform, the price of shipping orders, dissatisfaction with the quality of service provided by the carriers on our Platform, quality of Platform user support, negative publicity related to our brands, including as a result of safety incidents, or dissatisfaction with our services and offerings in general. If we fail to provide high-quality support, or introduce new or upgraded service offerings, or features that carriers, shippers, as well as ecosystem participants recognize as valuable or if we cannot otherwise attract and retain a large number of shippers and carriers, our revenue would decline, and our business would suffer. In addition, new features and functions on our Platform that may be received positively by one category of users may be viewed as negative to another category of users. Furthermore, although we aim to increase carriers’ truck utilization, earnings potential, as well as profitability through smarter and more efficient freight matching, some carriers may view the increased efficiency in overall freight price discovery and negotiation on our Platform as a negative to their gross earnings. Dissatisfied carriers may lodge complaints with regulators, which, regardless of their veracity, may result in possibly heightened attention from regulators, the public and the media. In addition, as our Platform continues to grow, we may introduce additional new features and functions, including pricing mechanisms to automate and minimize negotiations and improve the overall transaction efficiency on our Platform. We are committed to protecting the interests of all of our Platform users and adjusting features and functions on our Platform based on user feedback. However, we cannot assure you that we will not experience user dissatisfaction or receive negative reactions from our users. Any complaints and negative comments resulting from user dissatisfaction or negative reactions may cause government inquiries or substantial harm to our brand, reputation and operations.

Shippers and carriers on our Platform may engage in unethical or fraudulent behaviors that harm the interests of their counterparties. For example, shippers may misrepresent cargo information or refuse to pay shipping fees to carriers; and carriers may raise shipping fees after picking up cargos. We have implemented rules that are designed to protect the interests of shippers and carriers on our Platform and promote honest dealings, but there can be no assurance as to the effectiveness of such rules. Shippers and carriers may feel dissatisfied towards our Platform due to the unethical behaviors of other ecosystem participants. Any decline in the number of shippers or carriers using our Platform or their activity level on our Platform would reduce the value of our network and would harm our future operating results.

We may not succeed in continuing to maintain, protect and strengthen our brand, and any negative publicity about us, our business, our management, our ecosystem participants or the road transportation market in general, may materially and adversely affect our reputation, business, results of operations and growth.

Enhancing the recognition and reputation of our brands is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	Maintain the quality and reliability of our Platform and services offered on our Platform;

●	Maintain and develop relationships with, shippers, carriers, and other ecosystem participants;

●	Provide prospective and existing shippers and carriers with superior experiences;

●	Maintain effective customer service;

●	Effectively manage and resolve user complaints; and

●	Effectively protect personal information and privacy of, and any sensitive data received from shippers and carriers.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, regulatory compliance, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

We are reliant on one main type of service.

All of our current services are variants on one type of service, providing access to shippers and carriers to our Platform. Our revenues are therefore dependent upon the market for such services.

If our solutions and services do not achieve and maintain sufficient market acceptance or provide the expected benefits to ecosystem participants, our financial condition, results of operations and competitive position will be materially and adversely affected.

We have incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and carriers. For example, we plan to have dedicated teams to design and develop user experiences and operations for LTL to better serve the unique user needs of these verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing or new solutions and services and changes to our Platform could fail to maintain or achieve sufficient market acceptance for many reasons, including but not limited to:

●	Our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

●	Ecosystem participants may not like, find useful or agree with the functions and features of our solutions and/or services, fees charged for our solutions and/or services, or any changes we make;

●	Our failure to properly price new solutions and services;

●	Negative publicity about our solutions and services or our Platform’s performance or effectiveness;

●	Our failure to satisfy the expectations of the quality or reliability of our solutions and/or services;

●	Views taken by regulatory authorities that the new solutions and services or Platform changes do not comply with federal and state laws, rules or regulations applicable to us; and

●	The introduction or anticipated introduction of competing solutions and services by our competitors, particularly in the LTL segments.

If our existing solutions and services do not maintain market acceptance, or our new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to ecosystem participants, the level of user engagement and transaction activities on our Platform may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands. In addition, we may incur higher cost and expenses as a result of adjusted or new solutions and services. New solutions and services may also subject us to additional regulatory or licensing requirements. Failure by us to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

If our users, other ecosystem participants or their employees engage in, or are subject to, criminal, violent, fraudulent, inappropriate or dangerous activities, our reputation, business, financial condition, and operating results may be adversely impacted.

We are not able to control or predict the actions of shippers, carriers and other ecosystem participants, either during their use of our Platform or otherwise, and we may be unable to protect or provide a safe environment for ecosystem participants and other third parties as a result of certain actions by shippers, carriers and other ecosystem participants. Such actions may result in accidents, injuries, loss of cargo, truck damage, leakage of sensitive personal information, business interruption, or damages to our financial condition, brands and reputation. Our users may also suffer damages due to false or misleading information posted on our Platform. Although we administer certain qualification measures for shippers and carriers, including requiring identity information from shippers and carriers in the user registration process, these qualification measures may not provide us with all potentially relevant information. Furthermore, if we fail to duly verify the requisite qualifications or licenses of shippers, carriers or other ecosystem participants, we may be subject to fines, penalties or other regulatory actions. In addition, as an online Platform, we do not inspect the cargos that carriers carry, and such cargos may contain unsafe, prohibited or restricted items. We also do not independently test carriers’ driving skills. Consequently, we expect to continue to receive complaints from shippers, and we may become subject to actual or threatened legal action related to trucker conduct.

Due to the large number of transactions on our Platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activities involving our Platform, or prevent all such activities from occurring. For example, if carriers engage in criminal activities, fraud or misconduct, such as speeding, drowsy driving and other traffic violations, operating beyond licensed scope, or use our Platform as a conduit for criminal or fraudulent activities, shippers may not consider our service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of our business relationships with such carriers, which would adversely impact our brands, reputation, and business. On the other hand, if shippers engage in criminal or fraudulent activities or misconduct while using our Platform, carriers may be unwilling to continue using our Platform. We cannot assure you our safety measures against potential criminal activities and safety incidents will be effective. If any of these happens, our ability to attract Platform users may be harmed, and our business and financial results could be adversely affected. In such an event, claims may also be brought against us for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through our Platform, relevant governmental authorities may also intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to penalties. Defending or attending to such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Public reporting or disclosure of safety incidents reportedly occurring on or related to our Platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by carriers or shippers while using our Platform, or even when shippers or carriers are not actively using our Platform. In addition, regulators may decide to hold us liable for incidents caused by shippers or carriers, despite our status as a platform that facilitates transactions between shippers and carriers. Even if these claims or regulatory proceedings do not result in liability or penalties on us, we could incur significant costs in investigating and defending against them or suffer significant reputational damage, which could have a material and adverse effect on our prospects and future growth, including our ability to attract and retain shippers and carriers.

If we fail to effectively match carriers with shipments and optimize our pricing models, our business, financial condition and results of operations could be adversely affected.

We offer shippers and carriers a digital freight platform that matches them efficiently. Our ability to attract shippers and carriers to use, and build trust in, our Platform is significantly dependent on our ability to match suitable shipping orders to reliable carriers. In order to recommend or present suitable shipping orders to carriers, our matching algorithms compare the labels of cargos with those of the trucker and predict the probability for the trucker to accept each shipping order. If the quantity or quality of data available to us for analysis is unsatisfactory, or if our matching algorithms have deficiencies, our matching may not be effective, resulting in low fulfillment rate on our Platform, which in turn would materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, we charge shippers a 1% transaction fee (based on the agreed upon shipment rate) plus a $5 load tracking fee regardless of shipment distance. Carriers are deducted 1% of the agreed upon shipment rate as a transaction fee. Our bidding system generates a price based on the prices of available bids, current bids and awarded bids for shippers to determine the actual price for their shipping orders. The pricing methodology depends on real-time loads that were broadcast to our carrier network via SMS alerts. If our freight pricing models are flawed or ineffective or the data we accumulate are incorrect or incomplete, our price recommendation or estimate could be adversely affected. Shippers may not use our bidding feature if our price recommendation fails to serve as a meaningful reference. With respect to our flat commissions for online transaction service, underestimation of a fair market price for such commissions would result in flawed pricing and our business, brands, reputation, results of operations and financial condition may be materially and adversely affected.

We cannot guarantee that our monetization strategies or our business initiatives will be successfully implemented or generate sustainable revenues and profit.

We are at an early stage of monetizing our Platform services and our monetization model is evolving. We cannot assure you that we can successfully implement our existing business model to generate sustainable revenue. We cannot assure you that we will be able to successfully monetize our online transaction service or generate results that meet our expectations, or at all. If our existing business model fails to maintain market acceptance or we fail to develop or implement new monetization strategies, we may not be able to maintain or increase our revenue or effectively manage any associated costs. In addition, we are exploring and will continue to explore new business initiatives that we believe are important to our long-term success and future growth, but they may have the effect of increasing our costs, reducing our revenue and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods.

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to have dedicated teams to design and develop user experiences and operations for LTL services, to better serve the unique user needs of these verticals. Our services in these segments may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and carriers or other ecosystem participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technologies to serve our ecosystem participants more efficiently and bring them better user experience. Our success will in part depend on our ability to keep up with the changes in technologies and the continued successful implementation of advanced technology, including AI and data analytics. If we fail to adapt our Platform and services to changes in technological developments in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services, which may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Hurdles in implementing technological advances may result in our services becoming less attractive to ecosystem participants, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

The road transportation market is intensely competitive and characterized by fragmentation and shifting user preferences. We face competition from regional players in local markets and players that focus on certain segments of the road transportation market. We also compete with other companies for value-added services that cater to various essential needs of shippers and carriers. Players that focus on certain segments of the road transportation market may enter into new segments in which we operate and compete with us. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future.

Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their platforms and service offerings. Our competitors may also have longer operating history and greater brand recognition than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the road transportation market and intensify the market competition. In response to competition, we may have to lower and/or adjust the various fees that we charge to shippers and carriers or increase our operating expenses and capital expenditures to attract more shippers and carriers, which could materially and adversely affect our business, margins and results of operations. If we are not able to compete effectively, our ability to attract and retain shippers, carriers and other ecosystem participants may be adversely affected, the level of transaction activities and user engagement on our Platform may decrease and our market share may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

Employee misconduct may expose us to vicarious liabilities, reputational harm and/or economic damages.

Our employees and other service providers play critical roles in ensuring the safety and reliability of our services or our compliance with relevant laws and regulations. Certain of our employees and consultants have access to sensitive information, proprietary technologies and know-hows. We cannot assure you that our employees or consultants will abide by our policies and procedures or that the precautions we take to detect and prevent employee misconduct will be effective. If any of our employees or consultants engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive user information or proprietary information, we and such employees or consultants could be subject to legal claims and liabilities and our reputation and business could be materially and adversely affected as a result. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

Our business generates, collects, stores and processes a large amount of data, which include sensitive personal information. The improper collection, use or disclosure of such data by us or our employees could materially and adversely affect our reputation, business, results of operations and financial condition.

We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of transactions our Platform facilitates, and such data include sensitive personal information. In particular, we face a number of challenges relating to data from transactions and other activities on our Platform, including:

●	Protecting the data in and hosted on our system, including against attacks on our system by external parties or misbehavior by our employees;

●	Addressing concerns related to privacy, security and other factors; and

●	Complying with applicable laws, rules and regulations relating to the collection, storage, use, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data.

In particular, if we fail to secure our users’ identity and protect their identity-specific data, such as their addresses and contact information, our users may be vulnerable to harassment, and their assets may also be put at risk due to data leakages. As a result, we may be held liable for these incidents, and our users may feel insecure and cease to use our services. In addition, any system or technological failure or compromise of our technology system that results in unauthorized access to or release of any personal data of our users or proprietary information of our business operations could significantly harm our reputation and/or result in litigation, regulatory investigations and penalties against us.

Any significant disruption in our mobile apps and information technology systems, including events beyond our control, could prevent us from offering our solutions and services or reduce their attractiveness.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology, mobile apps and information technology systems and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing shippers, carriers and other ecosystem participants. Our information technology infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. Our servers are currently housed at Amazon Web Services (AWS) third-party data center(s), and our operations depend on the service providers’ ability to protect our systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer malware, viruses, spamming, phishing attacks or other attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. Our mobile apps are provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of our mobile apps to users. Moreover, if our arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience interruptions in our solutions and service as well as delays and additional expense in arranging new solutions and services for shippers, carriers and other ecosystem participants.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with shippers, carriers and other ecosystem participants and our reputation. We may not have sufficient capacity to recover all data and services lost in a timely manner in the event of an outage. These factors could prevent us from matching shippers with carriers or engaging in other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause shippers, carriers and other ecosystem participants to abandon our solutions and services, any of which could adversely affect our business, financial condition and results of operations.

Information technology is a critical aspect in the efficient operation of our business, failure to maintain or improve our information technology infrastructure could harm our business and prospects.

The efficient and reliable operation of our business depends on our information technology systems. We are continuously upgrading our Platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading our information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve our information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when cargo volume is higher on our Platform. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or Platform, such as undetected errors or defects, or are unable to maintain and continuously improve our information technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

Furthermore, our information technology infrastructure and services, including our service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from external suppliers. As our information technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our information technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our information technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our Platform and services, which would materially and adversely affect our business and reputation.

Any failure by us or our business partners to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We and our business partners and third-party payment service providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the Department of the Treasury Financial Crimes Enforcement Network (FinCEN). If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industries relevant to our business, such as any failure of online transaction Platform(s) to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our quarterly results of operations, including the levels of our revenue, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of the share of our common stock. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract or maintain a critical mass of shippers and carriers;

●	the levels of user engagement and transaction activities;

●	the mix of solutions and services we offer;

●	the amount and timing incurring our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

●	our focus on the long-term success and future growth, instead of near-term profit;

●	our ability to execute our monetization strategies;

●	network outages or security breaches;

●	general economic, industry and market conditions; and

●	changes in applicable laws and regulations.

In addition, the available working days of shippers and carriers, national holidays and the number of business days during a given period may also create seasonal impact on our results of operations. On an industry basis, Q1 transaction volume on our Platform tends to be lower due to the slowdown following the holidays. In addition, some shippers operate in industries where shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods, as we cannot influence or forecast many of these factors. The quarterly fluctuations in our revenue and results of operations could result in volatility and cause the price of our common stock to fall. As our revenue grows, these seasonal fluctuations may become more pronounced.

The successful operation of our business depends upon the performance, reliability and security of the internet infrastructure in certain regions.

The successful operation of our business depends on the performance and reliability of the internet infrastructure and telecommunications networks. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our Platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Further, if internet access fees or other charges to internet users increase, our user engagement and transaction activities may decline and our business may be harmed.

Our business depends upon the interoperability of our LaneAxis Network app across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our Platform is its broad interoperability with a range of devices, operating systems, and third-party applications. Our Platform is accessible from devices running various operating systems such as iOS and Android and the web portals for personal computers. We depend on the accessibility of our Platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify our Platform to assure its compatibility with that of relevant third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

We are dependent on app stores to distribute our LaneAxis Network App.

We currently cooperate with Apple’s app store and Android app stores to distribute our LaneAxis Network app to users. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including claims arising from our freight brokerage service. We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters.

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, value-added telecommunication services laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Our business depends substantially on the continuing efforts of our directors, executive officers, senior management, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Effective as of July 15, 2024, R. Mason Burnett resigned from all his positions with our Company, including as our Chief Operating Officer and as a member of our Board of Directors. On August 31, 2024, we entered into a Settlement Agreement and Release (the “Settlement Agreement”) with Charles T. Sellers (“Sellers”) and Rick L. Burnett (“Burnett”), our Chief Executive Officer, to settle the then ongoing litigation matter captioned Sellers v. LaneAxis, Inc. et al, San Diego Superior Court Case No. 37-2021-00011935-CU-BC-CTL (the “Litigation”). In connection with the execution of the Settlement Agreement, Burnett, as the holder of one share of Series A Preferred Stock, transferred to Sellers such one share of Series A Preferred Stock, which, together with the other transactions contemplated by the Settlement Agreement, effected a change of control of the Company.

Our future success depends substantially on the continuing efforts of our directors, executive officers, senior management, and key employees and qualified personnel. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers, senior management, key employees or qualified personnel were unable or unwilling to continue their services with us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors, in a timely manner, or at all. The size and scope of our Platform also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels. Since the road transportation industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees.

We do not currently have key man insurance for our directors, executive officers, senior management or other key employees. If any of our key employees terminate his or her services or otherwise become unable to provide continuous services to us, our business, financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete clauses. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-hows and key professionals and staff members.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as fulfilled orders, average shipper MAUs and shipper MAUs, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data, which are subject to our estimates and adjustments. For example, we define (i) active shippers as the aggregate number of registered shipper accounts on our Platform that have posted at least one shipping order on our Platform during a given period, and (ii) shipper MAUs as the number of active shippers in a given month. However, some shippers may use more than one account, and/or may share the same account with other shippers. As a result, our shipper MAUs may understate or overstate the number of shippers who have posted at least one shipping order on our Platform in a given month. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Our insurance coverage strategy may not be adequate to protect us from all business risks or, if insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We maintain various insurance policies to safeguard against risks and unexpected events. However, we do not maintain business interruption insurance or key-man insurance or any insurance covering liabilities resulting from misconducts or illegal activities committed by our employees, users or business partners. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. If our insurance carriers change the terms of our policies in a manner unfavorable to us, our insurance costs could increase.

In addition, we are subject to laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Further, shippers using our freight brokerage service may require higher levels of coverage as a condition to entering into contracts with us. Any failure, or perceived failure, by us to comply with laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements relate to expectations or forecasts for future events, including without limitation our earnings, revenues, expenses or other future financial or business performance or strategies, or the impact of legal or regulatory matters on our business, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to us as of the date of this Annual Report and on our current expectations, forecasts and assumptions, and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including: our reliance on one key customer for a substantial percentage of its revenue; our ability to continue as a going concern; if and when required, our ability to obtain additional capital, including to fund our current debt obligations and to fund potential acquisitions and capital expenditures; the effects of the global Covid-19 pandemic; our ability to attract, maintain and increase the number of its users and paid subscribers; our ability to identify, acquire, secure and develop content; our ability to integrate our acquired businesses, the ability of the combined business to grow, including through acquisitions which we are able to successfully integrate, and the ability of our executive officers to manage growth profitably; our ability to maintain compliance with certain financial and other covenants; successfully implementing our growth strategy, including relating to our technology platforms and applications; our management’s relationships with industry stakeholders; changes in economic conditions; competition; and other risks and uncertainties set forth in “Risk Factors” starting on page 15. We do not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

The following discussion and analysis of our business and results of operations for the fiscal year ended December 31, 2023, and our financial conditions at that date, should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report. As used herein, “LaneAxis,” the “Company,” “we,” “our” or “us” and similar terms refer collectively to LaneAxis, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview of the Company

LaneAxis is a software technology company that has built a proprietary blockchain, customizable smart contract, and global peer-to-peer network serving multiple business verticals, with an immediate focus on the nearly $1 trillion U.S. transportation sector. LaneAxis has built the industry’s first broker-free shipper-to-carrier direct freight network. The Company is unrivaled in this endeavor, as all other supply-chain focused tech companies (based on our research) cater largely to freight brokers, rely on existing and in many cases dated technologies, and have shown neither the desire nor capability to create a true direct network.

LaneAxis’ patented direct model utilizes the revolutionary power of Immutable Ledger software - and specifically smart contracts - to automate and secure freight movements. All business and shipment rules are written into the smart contracts, including agreement terms, record keeping and payment release to Carriers. Once a shipment is created, the LaneAxis Smart Contract essentially takes over the monitoring and management of the active load - from pickup to final settlement.

While other transportation-focused companies such as Convoy and Fourkites are using existing and ubiquitous technologies as “bolt-ons” to generate revenue, LaneAxis has built its system and software architecture “from scratch.” As such, the true value of LaneAxis lies in its Intellectual Property (IP) value, most notably its granted software patents and multiple patents pending:

Shipper and Carrier Interaction Optimization Platform (US Patent Number 9,928,475), Patent Granted: March 27, 2018

Abstract: The platform can automate matching shippers and carriers for each shipment, provide information regarding shipment status, and help maximize the amount of time their vehicles carry cargo. The involvement of brokers, as well as the use of older means of communication and tracking can lead to increased costs or loss of potential income. The increased costs can include increased overhead payments to third parties, and loss of potential income can stem from increased time to find a carrier for each shipment, carriers moving equipment that is not fully utilized, and unexpected delays or exceptions that are not adequately communicated to the shipper. The platform can provide interfaces for tracking any shipment, for generating proof of delivery, for creating lists of preferred shippers or carriers, for generating cost estimates, for locating shipments with origins that coincide with the termination of one shipment, or any combination thereof.

Federal Transportation Network Platform (Provisional Patent application submitted October 14, 2021), Application number: 63255460

Abstract: The present invention provides a network platform enabled to view and communicate with each of the licensed DOT trucking companies. The platform comprises receiving one or more parameters associated with each of the vehicles from an electronic device associated with each of the vehicles through a common communication channel, storing the one or more parameters associated with each of the vehicles in a database, displaying the one or more parameters associated with each of the vehicles and transmitting a message to each of the vehicles through the common communication channel. Standard API integration into the 400+ ELD providers serves as the technical foundation for establishing a single FTN.

Smart Contract Based Insurance Certificate (Provisional Patent application submitted March 21, 2022), Application #: 63321773

Abstract: The method comprising receiving a certificate of insurance associated with a user via a digital platform, creating the non-fungible token by minting the received certificate of insurance to a smart contract, wherein the smart contract resides on a blockchain and storing the non-fungible token in a digital wallet of the digital platform.

The LaneAxis Direct Network potentially is focused on eliminating $200 billion in “managed fees,” 28 billion empty truck miles per year and streamlining an industry that lacks transparency, trust and efficiency. We are a technology platform that uses an innovative network, leading technology and product expertise to power movement from point A to point B. We develop and operate proprietary technology applications supporting a variety of offerings on our Platform (the “Platform(s)”). We connect consumers (“Shipper(s)”) with independent providers of freight services (“Mobility Driver(s)” or “Drivers”) for shipping services. We use this same network, technology, and product expertise to connect shippers with carriers in the freight industry. Our technology is available principally in the U.S.

For the fiscal years ended December 31, 2023 and 2022, we reported revenue of $4.33 million and $3.08 million, respectively.

Basis of Presentation

Our consolidated financial statements for the fiscal year ended December 31, 2023 included elsewhere in this Annual Report have been prepared on the same basis as our audited consolidated financial statements for the fiscal year ended December 31, 2022, and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our consolidated financial statements for the year ended December 31, 2023.

Opportunities, Challenges and Risks

For our fiscal year ended December 31, 2023, we derived 100% of our revenue from end user licensing of our LaneAxis App, which is our primary source of revenue. During the fiscal year ended December 31, 2023, we increased revenues by over 40%. Our revenue for the fiscal year ended December 31, 2022 was 100% from Network Revenue.  Uncertainties and risks to our outlook include the following: a slowdown in consumer spending, a shift by consumers to spending on services at the expense of goods, a significant increase in transportation supply in the marketplace, and aggressive pricing actions by our competitors, all of which could have a materially negative impact on our revenue, profitability and cash flow in 2024.

Effects of COVID-19

In 2023, we experienced favorable market conditions for our services due to the exposure of global supply chain Issues. Demand for our services indicates strength, as North American consumer spending, particularly on the types of goods that our customers offer, remained robust. The response to the COVID-19 pandemic caused many changes in consumer behavior, including a propensity for consumers to shift spending from services toward goods, and also to increase spending on household goods.

Available transportation capacity in North America continues to be high levels of demand, perceived shortages of available drivers, and challenges with the production of new tractors and other equipment. These factors resulted in strong demand for transportation capacity in 2023, as well as rising prices for transportation services and those of our competitors.

Plan of Operations

We were incorporated on June 4, 2015 and since such time our operations have mostly consisted of capital, raising and related activity and developing and building out the LaneAxis Network, as well as generating revenues in our 2022 and 2021 fiscal years. We generated $4,330,150 and $3,078,196 in revenues in our fiscal years ended December 31, 2023 and 2022, respectively. We incurred a loss of $2,360,671 and $957,605 in our fiscal years ended December 31, 2023 and 2022, respectively.

We intend to continue to structure the LaneAxis Network components we have and to acquire and/or create the various other necessary components of the LaneAxis Network, to continue the development, build-out and, thereafter, the commercialization of the LaneAxis Network and to further increase our sales force.

Results of Operations for the Years Ended December 31, 2023 and December 31, 2022

Revenue − During the year ended December 31, 2023, we generated $4,330,150 in revenue. During the year ended December 31, 2022, we generated $3,078,195 in revenue. This increase in revenue of $1,251,954 is primarily due to the increased demand for our Network.

Operating expenses − Total operating expenses for the year ended December 31, 2023 were $2,015,778. The operating expenses for the year ended December 31, 2023 consisted of general and administrative expenses of $930,073, research and development expenses of $899,322 and sales and marketing expenses of $186,383. Total operating expenses for the year ended December 31, 2022 were $3,858,716. The operating expenses for the year ended December 31, 2021 consisted of general and administrative expenses of $1,297,932, research and development expenses of $2,217,997 and sales and marketing expenses of $342,787. This decrease in operating expenses of $1,842,938 from 2022 to 2023 fiscal years was primarily due to the increased efficiencies derived from full implementation of our user platform and savings generated by the use of artificial intelligence.

Net Loss − The net loss for the year ended December 31, 2023 was $2,360,671. The net loss for the year ended December 31, 2022 was $957,605. Net loss for the 2023 fiscal year versus the prior year increased, primarily as the result of a revenue recognition adjustment necessitated by the high concentration of our accounts receivable from one party.

Liquidity and Capital Resources

As of December 31, 2023, we had cash of $412,099 and an accumulated deficit of $7,684,675. As of December 31, 2022, we had cash of $482,897 and an accumulated deficit of $5,324,004. Our cash balances as of December 31, 2023 and December 31, 2022 were derived primarily from cost reductions and increased sales, respectively.

During the year ended December 31, 2023, we used $5,218,492 of cash in operations, whereas during the year ended December 31, 2022, we used $2,787,903 of cash in operations. The increase in use of $2,430,589 of cash in operations was primarily due to increased revenues and cash from financing activities.

During the years ended December 31, 2023 and 2022, we used $161,200 and $55,121 of cash in investing activities respectively.

During the year ended December 31, 2023, we generated $5,308,894 of cash in financing activities, whereas during the year ended December 31, 2022, we generated $735,732 of cash in financing activities.

Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt we can continue as an on-going business for the next twelve months unless we obtain additional capital. We must raise cash to implement our plan and stay in business. Our ability to continue as a going concern is also dependent on our ability to further develop and execute on our business plan. There can be no assurance that management’s attempts at any or all of these endeavors will be successful.

Our cash flows from operating activities are significantly affected by our cash-based investments in our operations, including our working capital and corporate infrastructure to support our ability to generate revenue and conduct operations through development of our Platform, cost of services, product development, sales and marketing and general and administrative activities. Cash used in investing activities has historically been, and is expected to be, impacted significantly by our investments in our Platform, our infrastructure and technology for our business offerings. Over the next twelve to eighteen months, our net use of our working capital could be substantially higher or lower depending on the number of transactions that our Platform generates and the amount of users that use our Platform.

In the future, we may utilize commercial financings, bonds, debentures, lines of credit and term loans with a syndicate of commercial banks or other bank syndicates and/or issue equity securities (publicly or privately) for general corporate purposes, including acquisitions and investing in our intangible assets, Platform and technologies. We may also use our current cash and cash equivalents to pay down our debt, in part or in full, subject to any repayment limitation set forth in the applicable debt agreements. Management plans to fund our operations over the next twelve months through the combination of improved operating results, spending rationalization, and the ability to access sources of capital such as through the issuance of equity and/or debt securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.

Significant Accounting Policies

See Note 2 in our audited financial statements included elsewhere in this Annual Report for details under the caption Summary of Significant Accounting Policies for a discussion of such policies.

ITEM 3. DIRECTORS AND OFFICERS

As of the date of this Annual Report, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office
Executive Officers:
Rick L. Burnett*	Founder, Chief Executive Officer, Acting Chief Financial Officer and Director	58	June, 2015 – Present
Mason Burnett**	Chief Operating Officer and Director	30	January, 2018 – July, 2024
Andrew Rivera	Chief Marketing Officer	51	July, 2015 – Dec. 2023
Significant Employees:
Harsh Yadav	Chief Technology Officer	33	April, 2018 – Present
Elvis Rodrigues	Lead Engineer	33	November, 2020 – Present
Jason Smith	President	52	June 2023 – Dec. 2023
Ellie Burnett	Chief Design Officer	27	April, 2020 – Dec. 2023

*	Pursuant to the Settlement Agreement, Rick L. Burnett intends to resign as Chief Executive Officer upon a mutually agreeable date with Charles T. Sellers, who shall become the Company’s new Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer and Secretary.
**	Mason Burnett resigned from all of his positions with the Company effective as of July 15, 2024.

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Business Experience

Rick L. Burnett – Founder, Chief Executive Officer, Acting Chief Financial Officer and Director – Rick’s extensive knowledge of mobile technology, blockchain technology, and deep experience in trucking and logistics makes him a natural fit to lead the LaneAxis team. Rick spent 15 years researching and developing a mobile-based platform that provides real-time tracking and data analytics over freight movements. Rick’s software and transportation expertise culminated with the design of a shipper-to-carrier direct optimization platform that was granted a full U.S. Patent in March, 2018 (U.S. Patent No. 9,928,475). Rick incorporated LaneAxis in 2015, but began research and development into a shipper-to-carrier direct model in the 2000s. Prior to launching LaneAxis, Rick was Director of Agilis Systems, now known as “Linxus.” Agilis was an early leader in developing GPS-based vehicle and asset tracking for the supply chain. Rick’s duties included: SaaS configuration for scalability and highly configurable flexibility, comprehensive security architecture for user authentication, granular data access control, and object ownership. Prior to his time with Agilis, Rick was a partner in two trucking companies: Redline and United States Freight Exchange. Rick graduated with a degree in Business Management from Eastern Illinois University.

Mason Burnett – Chief Operating Officer and Director – Mason oversees all internal operations at LaneAxis. With a background in business systems/administration and a deep knowledge of the freight transportation industry, Mason has over 3 years of experience at LaneAxis, and over a decade of first-hand exposure to the freight transportation industry. Prior to officially joining LaneAxis, Mason attended the University of San Diego where he studied business management, marketing and finance. In his time with LaneAxis, Mason vetted hundreds of companies and potential partners, and has helped forge important alliances for the company.

Andrew Rivera – Chief Marketing Officer – Andrew is an award-winning former TV news journalist with nearly a decade of corporate experience in Public Relations and Marketing. He has worked at LaneAxis since 2015, initially as Communications Director prior to being promoted to his current position as CMO. Andrew has also served as Communications Director for Budbo, a SaaS platform focused on data analytics for the cannabis sector. Andrew entered the Public Relations/Marketing sector in 2012, first working for Morgan Drexen, a provider of back office services to independent attorneys. During his time there, he spearheaded a national PR campaign related to a major lawsuit involving the company. He later worked as the head of Marketing for a leading corporate audiovisual company based in Orange County. Prior to that, he spent 10+ years with Disney ABC Television as a News Writer and Producer. In total, Andrew spent approximately 18 years working in television news in various capacities, including on-air reporting and anchoring. This included stints at NBC Tucson and ABC San Diego. Technically and editorially savvy, he thrives on every opportunity to create imaginative writing and visuals that slice through the clutter. Andrew graduated with honors from the University of Colorado at Boulder with a degree in Broadcast Journalism and Communications.

Harsh Yadav – Chief Technical Officer – Fluent in all coding languages, Harsh has fully immersed himself in the freight logistics and supply chain industries. Focus areas include virtualization, networking, UI, UX, Enterprise Software, Large Scale Systems, Web and Mobile App Development, and the creation of highly scalable cloud platforms. Harsh has been employed full time at LaneAxis since December, 2018, first as Head of Engineering, and later as CTO, a title which he currently holds. Prior to his time with LaneAxis, Harsh spent four years as Lead Engineer for Webdunia, an Information Technology and Services company. Harsh has also served as a Senior Engineer for NewTechFusion and DevoOps Infotech. Harsh graduated from the Institutions of Engineering Management and Technology with a degree in Electronics and Communications Engineering. During his time there he won the “Inter-College Technical Competition” and was named College Scientist of the Year.

Elvis Rodrigues – Lead Engineer – A passionate technology designer and disruptor, Elvis has 12+ years of management experience in ITeS and IT Product sectors with core competencies in handling diverse range of Product Development, Software Solutions, Service Delivery, and Operations. Skilled in Service-Level Agreements, Customer Relationship Management (CRM), Databases, IT Service Management, Product Management, Software Development, Six Sigma and Project Management Body of Knowledge (PMBOK). He uses his expertise in Product development, Design, Roadmap and Blockchain to manage the Product lifecycle at LaneAxis. Prior to his appointment, He spent 3 years as the Head Engineering for a software company called Hedgehog Lab, where he was vital in building 30+ Products in his tenure. Prior to that he worked with Unisys Corporation for 7 years as a Service Delivery Manager, where he was managing IT services such as Network Infrastructure, Service Desk, Cross Functional Operations, Client Relationship and Contractual agreements for Fortune 50 companies. Elvis holds a Degree in Artificial Intelligence from the University of Austin and a Bachelors in Computer Science.

Jason Smith - President - With a B.S. degree in Finance and 20 years of experience in finance, Jason brings a wealth of knowledge and expertise to his role. He also has four years of military/federal law enforcement experience, which has further honed his leadership and problem-solving skills. Jason’s career highlights include successfully launching a new division with a debt resolution company, where he played a pivotal role in managing over $100 million in debt within just over a year.

Ellie Burnett – Chief Design Officer – Ellie manages the Creative Department for LaneAxis, from marketing initiatives to company branding. She has worked full time for LaneAxis since April 2020. She manages all designers, creates content, and runs all social platforms. Ellie creates strategies to engage users while creating designs to capture their attention. Ellie is also the lead planner for special events, conferences, and a multitude of company initiatives, including oversight of external vendors. Ellie boasts a degree in Business Management and Marketing from the Fashion Institute of Design and Merchandising (FIDM). Prior to joining LaneAxis, Ellie worked with numerous high-profile brand names, including fashion designer and brand Karl Kani, where she helped operate day-to-day store operations. This included processing orders and working alongside Karl on future designs. Ellie has coordinated and managed trade show appearances such as MAGIC in Las Vegas. Ellie’s expertise extends to styling, coordinating photoshoots, music videos, and editorials. She has also been a wholesale representative and worked with buyers across multiple brands and retail segments. Ellie interned at the design department at Halston Heritage and has retail marketing experience with such prestigious companies such as COACH, Kate Spade & Company and Ted Baker.

Other Team Members/Technical Advisors

Johnny Nguyen - Integrated Services Manager/Shippers - Johnny is a seasoned business development specialist with a wide range of industry experiences including e-Commerce fulfillment, sports venue hospitality, inbound contact call center, and payment processing. Johnny has a wide personal network globally spanning from North America to Europe to Southeast Asia.

Tony Vu - Integrated Services Manager - Carriers - Tony brings a diverse and relevant skill set to the LaneAxis team, having worked with such high profile media companies as MTV and Netflix as a Producer, Coordinator, and Project Manager. Tony has served as Executive Producer on numerous albums, and is an accomplished musician in his own right – boasting over 60,000 subscribers on his Spotify channel.

Shelly Patch - Shipper/Carrier Systems Manager - Shelly specializes in managing and strategizing systems and processes to better serve our network shippers and carriers. Prior to joining LaneAxis, Shelly worked as Shipping Manager, Production Manager and handled International Operations for a luxury furniture company. Shelly has over 8 years of experience in Shipping and Logistics and over 20 years in Office Administration. “I’m excited for the opportunity to be a member of the LaneAxis team and help grow a company with so much potential to transform the supply chain,” says Shelly. “The concept of connecting shippers directly with carriers is brilliant. LaneAxis’ patented brokerless system creates ease of use with shippers and carriers in a way that has never been seen. I look forward to the progression of the company and applying my skills to help elevate the team and our platform.”

Binh Nguyen - SEO/Data Specialist - Binh is a Front End Developer, Graphic Designer and SEO/Data Specialist. Binh has spent the last decade working as a software developer, content creator and graphic artist for numerous brands. Prior to that, Binh was Co-Owner of “Neurotic Minds Exposed Clothing” – a popular apparel brand launched in the late 2000s. “LaneAxis is a diamond in the rough that undoubtedly will manifest into a beast in the industry,” says Binh. “There is no telling how successful this company will be – and the sky is truly the limit. The utility LaneAxis provides is the future of the supply chain. When you see an application that can take society to the next level, you need to jump in with both feet – and I’m thrilled to be doing just that.”

Mark Williams  – Business Development – President and CEO of the Campbell Company and Managing Director of Automotive Technology Solutions. Over 25 years of leadership and organizational building to support business development, brand development and technology implementation in the automotive and transportation industries.

David Patton – Business Development – For over 26 years, David and his agency have specialized in brand Marketing, sales, long-term contract negotiations, and international new product introduction into North America. Customers have included: General Motors, TRW, Ford Motor, Magna International, ZFLS, Tesla Motors, the EPA, and various freight carriers.

Alex Williams – Business Development – Alex is a veteran of the transportation and logistics industry, having worked for and with freight brokerages and directly with large shippers looking to move loads. He has deep experience with the “Big 3” American automakers. Alex also worked for a forward-thinking global insurance brokerage. Alex specializes in risk management, helping clients minimize risk through data-backed insight and innovative solutions.

Andrew Derr - Senior Graphic Designer - Andrew is a graphic design all-star specializing in transforming complex concepts into visually appealing, easy-to-understand illustrations. Andrew graduated from the Belarusian State Academy of Arts, Department of Industrial Design. He then worked for several years as a household appliance designer at a large factory, while also studying other areas of design. Andrew worked closely with the StartEngine team when they completed two successful campaigns on the StartEngine Platform. He’s also worked with several major companies including Bosch/Siemens, DJI drones and Image-Line Software. Andrew continually hones his skills by staying current on design trends and best practices, then incorporating that knowledge into his own unique and innate artistic abilities.

Penalties or Sanctions

Other than as provided herein, no director or executive officer of our Company or shareholder holding sufficient securities of our Company to affect materially the control of our Company has been:

●	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our Bylaws and the provisions of the Delaware General Corporation Law. Our directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until his or her resignation, death or removal in accordance with our Bylaws or the Delaware General Corporation Law.

Our officers are appointed by our Board and hold office until removed by our Board at any time for any reason.

Family Relationships

Mason Burnett and Ellie Burnett are the children of Rick L. Burnett.

Director Independence

Our Board of directors currently consists of two directors, one of whom serves as our Founder, Chief Executive Officer, Acting CFO and director, and the other is our Chief Operating Officer and director. Our Board has reviewed the independence of our directors and has determined that none of our directors qualify as an independent director pursuant to Rule 5605(a)(2) of Nasdaq and applicable SEC rules and regulations. In making this determination, our Board considered the relationships that each of these directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence.

Conflicts of Interest

Our directors are required by law to act honestly and in good faith with a view to the best interests of our Company and to disclose any interests, which they may have in any project or opportunity of our Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matters.

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among our Company, our promoters, directors and officers or other members of our management or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director and Named Executive Officer Compensation

The following table represents information regarding the total compensation for our directors and the executive officers as of December 31, 2023:

	Cash Compensation	Other Compensation	Total Compensation
Name and Capacity in which Compensation was Received	($)	($)	($)
Rick L. Burnett, CEO, Acting CFO and Director	100,000.00	—	100,000.00
R. Mason Burnett, COO and Director	72,000.00	—	72,000.00
Andrew Rivera, CMO	72,000.00		72,000.00

Employment, Consulting, and Management Agreements

Except as disclosed herein, there were no agreements or arrangements under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to us or any of our subsidiaries that were: (a) performed by a director or named executive officer of our Company, or (b) performed by any other party but are services typically provided by a director or a named executive officer.

Compensation of Directors

We currently do not pay our directors any compensation for their separate services as members of our Board of Directors.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Common Stock

The following table shows the beneficial ownership of shares of our common stock as of December 31, 2023 held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our shares; (ii) each named executive officer, (iii) each member of the Board of Directors, and (iv) all directors and executive officers as a group. As of December 31, 2023, there were 36,177,264 shares of our common stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of our common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our common stock as of the date of this Annual Report. Unless otherwise indicated, the business address of each person listed is c/o LaneAxis, Inc., 3129 Beach View Court; Las Vegas, NV 89117.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Officers:
All executive officers and directors as a group	11,053,269 (direct)	31.2%
Rick L. Burnett*	10,053,269 (direct)	28.3%
R. Mason Burnett**	1,000,000 (direct)	2.8%
Andrew Rivera	559,000 (direct)	1.6%

Greater than 10% Securityholders:
Rick L. Burnett	10,053,269 (direct)	28.3%

*	Pursuant to the Settlement Agreement, Rick L. Burnett intends to resign as Chief Executive Officer upon a mutually agreeable date with Charles T. Sellers, who shall become the Company’s new Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer and Secretary.

**	Mason Burnett resigned from all of his positions with the Company effective as of July 15, 2024.

Preferred Stock

During the fiscal year 2020, we issued one share of our Series A Preferred Stock to Rick L. Burnett. Each share of Series A Preferred Stock shall be entitled to such number of votes that equal the total number of shares of our common stock outstanding and entitled to vote on any voting event as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Series A Preferred Stock otherwise have no economic rights and are not convertible into shares of our common stock. As of December 31, 2023, there was one share of our Series A Preferred Stock issued and outstanding.

In connection with the execution of the Settlement Agreement on August 31, 2024, Rick L. Burnett, as the holder of one share of Series A Preferred Stock, transferred to Charles T. Sellers, one such share of Series A Preferred Stock, which, together with the other transactions contemplated by the Settlement Agreement, including the change of our Company’s leadership, effected a change of control of our Company.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under “executive compensation,” since the last complete fiscal year, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the total assets at year-end for the last completed fiscal year, and any of our directors, executive officers, holders of more than 5% of shares of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

We have plans to enter into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require us to indemnify a director of our Company to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for us.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

In June 2020, we issued approximately 7.7 million shares of our common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to us. As part of such issuance, we issued (i) approximately 4.5 million shares to Rick L. Burnett, our Founder, Chief Executive Officer, Acting Chief Financial Officer, director and significant stockholder, in consideration of him assigning all of his rights to any and all patents, trademarks and intellectual rights related to our business to us, true up for the conversion of funds previously loaned by him to us and other consideration provided to us for a total value of $2,086,000 based on the same conversion formula as was subsequently provided to our other noteholders, at a price of $0.41 per share, and for providing services to us as our Chief Executive Officer, and (ii) 1 million shares to Mason Burnett, our Chief Operating Officer and director, for his services and contributions to us related to the creation of our blockchain tokenized network, which we believe considerably increased the value of our intellectual property, and for providing services to us.

During the fiscal year 2020, we issued one share of our Series A Preferred Stock to Rick L. Burnett.

Settlement Agreement

On August 31, 2024, the Company entered into the Settlement Agreement with Sellers and Burnett to settle the Litigation. Pursuant to the Settlement Agreement (x) the Litigation was settled with mutual general releases by each party thereto, including Sellers’ full general release of the Company, including its affiliates and their respective directors and officers (the “Sellers Release”), (y) in consideration of Sellers agreeing to settle the Litigation and cancel convertible promissory notes, options and any tokens allegedly issued or promised to be issued by the Company to Sellers and the Sellers Release, the Company agreed to issue to Sellers and/or at his direction (i) unsecured convertible promissory notes of the Company (the “Notes”) in the aggregate amount of $5,000,000, (ii) 40,000,000 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), in consideration of $0.0001 per share, (iii) 5,000,000 shares of the Company’s Series B Preferred Stock (as defined below) in consideration of $0.0001 per share, and (iv) up to 1,000,000 shares of the Company’s Series C Preferred Stock (as defined below) to be issuable in consideration as provided in the Notes and, in each case, as provided in the Settlement Agreement (the Notes, the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock are collectively referred to herein as the “Securities”), and (z) the Company and the Board agreed that upon the later of (i) the date of execution of the Settlement Agreement by all parties thereto or (ii) such date that Sellers instructs in writing for Burnett to resign from all his positions with the Company and any of its subsidiaries (the “Effective Date”), Burnett shall resign from all of his positions with the Company, including as its Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer, Secretary, Chairman and as a member of the Board, provided, that Mr. Burnett may continue in such position(s) with the Company as the Board, Sellers and Burnett shall agree to thereafter as being in the best interests of the Company and its stockholders.

In connection with Rick L. Burnett’s upcoming resignation and effective as of the Effective Date, the Board approved and authorized the (i) appointment of Sellers as the Company’s new Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer and Secretary, and (ii) the election of Sellers as the sole director and Chairman of the Company to fill the vacancy on the Board to be created by the resignation of Burnett. Upon the Effective Date and for SEC reporting purposes, Sellers shall be designated as the Company’s “Principal Financial Officer” and “Principal Accounting Officer”, and he shall also be deemed an “executive officer” of the Company.

The Notes are perpetual, bear interest at a rate of 6% per annum and do not require principal payments until the Company’s EBITDA exceeds $1,000,000. Any such principal payments shall be limited to 10% of EBITDA until fully repaid, provided that the Company may, at its option, prepay the Notes in full or part at any time without penalty. Each Note and any unpaid interest accrued thereon is convertible at any time, at the sole election of the holder of such Note, in whole or in part into shares of (i) Common Stock at a rate of $1.00 per share or (ii) Series B Preferred Stock at a rate of $10.00 per share, or any combination of Common Stock and/or Series B Preferred Stock. Each Note contains certain customary events of default, which include the failure of the Company to timely pay amounts due under the Notes, the dissolution or liquidation of any of the parties, or the filing of any of the parties of an assignment for the benefit of creditors, bankruptcy or any other form of insolvency.

Other

In connection with the execution of the Settlement Agreement on August 19, 2024, the Company’s Board of Directors (the “Board”), deeming it to be in the best interests of the Company and its stockholders, approved the creation out of the Company’s authorized shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”), of a (i) series of Preferred Stock designated as “Series B Preferred Stock,” consisting of up to 10,000,000 shares of Series B Preferred Stock, $0.0001 par value per share (the “Series B Preferred Stock”), and (ii) series of Preferred Stock designated as “Series C Preferred Stock,” consisting of up to 1,000,000 shares of Series C Preferred Stock, $0.0001 par value per share (the “Series C Preferred Stock”). The Series B Preferred Stock shall be convertible into shares of Common Stock at a ratio of one share of Series B Preferred Stock for ten shares of Common Stock, shall be senior to Common Stock in any right of payment upon a distribution, liquidation or otherwise, and shall have such other terms as will be set forth in the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”) to be approved by the Board and filed by the Company with the Secretary of State of the State of Delaware (the “DE SoS”). The Series C Preferred Stock shall be convertible into shares of Common Stock at a ratio of one share of Series C Preferred Stock for ten shares of Common Stock, shall be senior to Common Stock in any right of payment upon a distribution, liquidation or otherwise, and shall have such other terms as will be set forth in the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Series C Certificate of Designation” and collectively with the Series B Certificate of Designation, the “Certificates of Designation”) to be filed by the Company with the DE SoS.

In addition, in connection with the execution of the Settlement Agreement on August 19, 2024, the Board, deeming it to be in the best interests of the Company and its stockholders, approved and authorized Rick L. Burnett to transfer to Sellers or his designee the one share of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”). This one share of Series A Preferred Stock entitles the holder thereof to that number of votes equal to the total number of Common Stock outstanding and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of the stockholders is solicited.

Indebtedness of Directors and Executive Officers

At any time during our last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of our Company nor any associate of any such director, executive officer, or proposed management nominee of our Company or any former director, executive officer or employee of our Company or any of our subsidiaries is or has been indebted to us or any of our subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

Interest of Informed Persons in Material Transactions

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, shares of the Company’s common stock, or exercising control or direction over shares of the Company’s common stock, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since the commencement of the Company’s most recently completed financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

ITEM 6. OTHER INFORMATION

On August 19, 2024, the Board, in connection with the execution of the Settlement Agreement on August 19, 2024, deeming it to be in the best interests of the Company and its stockholders, approved the increase of the number of shares of the Company’s (i) Common Stock, which the Company shall have authority to issue from 75,000,000 to 200,000,000 shares, and (ii) Preferred Stock, which the Company shall have authority to issue from 2,000,000 to 10,000,000 shares (collectively, the “Capital Increase”), to be affected by amending the Company’s Certificate of Incorporation with the DE SoS.

In connection with the execution of the Settlement Agreement on August 19, 2024, Burnett as the holder of certain number of shares of Common Stock and one share of Series A Preferred Stock, together constituting the majority of the total number of votes entitled to vote on such matters, approved the Settlement Agreement, creation of the Series B Preferred Stock and the Series C Preferred Stock, the Capital Increase and the other transactions contemplated by the Settlement Agreement.

ITEM 7. FINANCIAL STATEMENTS

LANEAXIS, INC.

(a Delaware corporation)

Financial Statements and Independent Auditor’s Report

for the calendar years ended

December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

To:	Board of Directors, LANEAXIS, INC.
Re:	2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of LANEAXIS, INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2023 and 2022, and the related notes to such financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Critical Audit Matters

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC

/s/ IndigoSpire CPA Group, LLC

Aurora, Colorado

September 27, 2024

LANEAXIS, INC.
BALANCE SHEET
As of December 31, 2023 and 2022
See Independent Auditor’s Report and Notes to the Financial Statements

ASSETS	2023	2022
Current Assets
Cash and cash equivalents	$412,099	$482,897
Accounts receivable, net	5,836,639	2,015,000
Total current assets	6,248,738	2,497,897

Property and equipment, net	20,664	54,251
Intangible assets, net	1,006,186	1,643,511
Other assets	161,200	0

Total Assets	$7,436,788	$4,195,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$291,926	$0
Notes payable and interest payable	1,288,963	240,099
Total Current Liabilities	1,580,889	240,099

Total Liabilities	1,580,889	240,099

SHAREHOLDERS’ EQUITY
Common Stock (50,000,000 shares of $0.0001 par value per share, authorized, 36,177,264 and 34,562,607 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	3,618	3,456
Preferred Stock (2,000,000 shares of $0.0001 par value per share, authorized; Series A Preferred Stock, $0.0001 par value per share, 1 shares authorized, 1 and 1 shares issued and outstanding as of December 31, 2023 and 2022, respectively)	0	0
Additional paid-in capital	13,536,956	8,557,640
Subscriptions received for shares not yet issued	0	718,468
Retained earnings, less distributions	(7,684,675)	(5,324,004)
Total Shareholders' Equity	5,855,899	3,955,560
Total Liabilities and Shareholders’ Equity	$7,436,788	$4,195,659

LANEAXIS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2023 and 2022
See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022

Revenues	$4,330,150	$3,078,196

Operating expenses
General and administrative	930,073	1,297,932
Research and development	899,322	2,217,997
Sales and marketing	186,383	342,787
Total operating expenses	2,015,778	3,858,716

Net Operating Income (Loss)	2,314,372	(780,520)

Depreciation and amortization (expense)	(670,892)	(177,102)
Interest income (expense)	(6,648)	17
Other income	2,493	0
Adjustment for collectability of related party receivables	(3,999,996)	0

Tax provision (benefit)	0	0

Net Income (Loss)	$(2,360,671)	$(957,605)

LANEAXIS, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ended December 31, 2023 and 2022
See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In	Subscriptions Received for Unissued	Retained	Total Shareholder
	# of shares	$	Capital	Shares	Earnings	Equity
Balance as of January 1, 2022	34,562,607	$3,456	$8,540,376	$0	$(4,366,399)	$4,177,433
Capital contributions				718,468		718,468
Founders increase in capital			17,264			17,264
Net loss					(957,605)	(957,605)
Balance as of December 31, 2022	34,562,607	$3,456	$8,557,640	$718,468	$(5,324,004)	$3,955,560
Subscriptions received and issuance of shares	1,614,657	162	4,979,316	(718,468)		4,261,010
Net loss					(2,360,671)	(2,360,671)
Balance as of December 31, 2023	36,177,264	$3,618	$13,536,956	$0	$(7,684,675)	$5,855,899

LANEAXIS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2023 and 2022
See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
Operating Activities
Net Income (Loss)	$(2,360,671)	$(957,605)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add back: Depreciation and amortization	670,892	177,102
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	(3,821,639)	(2,015,000)
Increase (Decrease) in accounts payable	291,926	0
Increase (Decrease) in interest payable	0	7,600
Net cash used in operating activities	(5,218,492)	(2,787,903)

Investing Activities
Costs of fixed and intangible assets	0	(55,121)
Other cash (used) in investing activities	(161,200)	0
Net cash used in investing activities	(161,200)	(55,121)

Financing Activities
Proceeds from notes payable	1,048,864	0
Proceeds from share issuances, net of unissued share subscriptions	4,260,030	718,468
Net cash provided by financing activities	5,308,894	735,732

Net change in cash and cash equivalents	(70,798)	(2,107,292)

Cash and cash equivalents at beginning of period	482,897	2,590,189
Cash and cash equivalents at end of period	$412,099	$482,897

Cash paid for interest	$6,648	$0
Cash paid for income taxes	$0	$0

LANEAXIS, INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ended December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

LANEAXIS, INC. (which may be referred to herein as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on June 4, 2015. The Company is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

The Company is still in an early development stage and has relied on securing loans, funding from share and note issuances and proceeds from product sales. As of December 31, 2023, the Company has produced negative cash from the operations of the business; however the Company completed a fundraising round that provides the Company with cash for at least the next 12 months. If the Company exceeds its projected burn rate or cost calculations and cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may be required to cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2023, the Company faced economic uncertainty due to the economic conditions, including rising inflation and interest rates, in the United States.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023 and 2022, the Company had $412,099 and $482,897 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer

●	Identify the performance obligations within the contract

●	Determine the transaction price

●	Allocate the transaction price to the performance obligations

●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s intends to derive revenue with end user licensing and services of the Company’s app. The Company has also had numerous contracts with an affiliate company, AXIS Token International, Ltd. (“ATI”), which is owned by Rick Burnett, the Chief Executive Officer and Director and significant stockholder of the Company, and Mason Burnett, the Chief Operating Officer and a Director of the Company, totaling approximately $9.8mm for the year ended 2023. The Company is recording a charge of approximately $4.0m against these receivables based on estimates of the Company on the collectability of these affiliate party receivables in the next 12 months.

Accounts Receivable

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

As of December 31, 2023 and 2022, property and equipment, net of accumulated depreciation consists of the following balances:

	2023	2022
Beginning balance	$54,251	$5,538
Add: Computer equipment purchases	0	52,191
Less: Current year depreciation expense	(33,567)	(3,478)
Ending balance	$20,684	$54,251

NOTE 4 – INTANGIBLE ASSETS

The components of the Company’s intangible assets consist of the following definite-lived assets:

	2023	2022
Beginning balance	$1,643,511	$1,814,205
Add: Capitalized costs	0	2,930
Less: Amortization expense	(637,325)	(173,624)
Ending balance	$1,006,186	$1,643,511

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2022, the Company had federal net operating loss (“NOL”) carryforwards which can be used to offset up to 80 percent of a future year’s taxable income. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023 and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023 and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Common Stock

The Company’s authorized share capital as of December 31, 2023 consisted of 50,000,000 shares, $0.0001 par value per share, designated as common shares. As of December 31, 2023 and 2022, 36,177,264 and 34,562,607 of common shares were issued and outstanding, respectively.

In August 2022, the Company launched its Regulation A+ public offering of the shares of its common stock at an offering price of $2.10 per share, pursuant to the Company’s Offering Statement on Form 1-A, as amended, filed by the Company with the U.S. Securities and Exchange Commission (the ‘SEC”) and which was qualified by the SEC on August 4, 2022 (the “Reg A Offering”). As of December 31, 2022, the Company has sold $718,468 worth of commitments to its common stock in the Reg A Offering but has yet to issue those shares of the Company’s common stock. Upon qualification of the Company’s post-effective amendment to Form 1-A related to the Reg A Offering, of which this Offering Circular forms a part, the Company intends to continue the Reg A Offering as described in the Post-Effective Amendment.

Preferred Stock

The Company’s authorized share capital as of December 31, 2023 consisted of 2,000,000 shares, $0.0001 par value per share, designated as preferred shares. In June 2020, the Company designated one share of preferred stock as “Series A Preferred Stock.” The one share of preferred stock was issued to Rick Burnett, the Company’s Founder, Chief Executive Officer and a Director, in June 2020. The Series A Preferred Stock share is not convertible into shares of the Company’s common stock, does not entitle the holder to any economic interests and solely provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company. One (1) share and one (1) share of Series A Preferred Stock is issued and outstanding as of December 31, 2023 and 2022, respectively.

Other Issuances and Repayment of Debt

In June 2020, the Company issued approximately 7.7 million shares of its common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company, as private issuances exempt from registration under in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 promulgated under Regulation D under the Securities Act, the proceeds of which were used as working capital. As part of such issuance, the Company issued (i) approximately 4.5 million shares of common stock to Rick Burnett, the Company’s Founder, Chief Executive Officer and a director, in consideration of Mr. Burnett’s assignment of all patents, trademarks and intellectual rights related to the Company’s business to the Company, true up for the conversion of previously loaned funds and other consideration provided to the Company for a total value of $2,086,000 based on the same conversion formula (two times the principal loan amount) as was subsequently provided to other noteholders of the Company, at a price of $0.41 per share, and for providing services to the Company as its Chief Executive Officer and as a member of the Company’s Board of Directors, and (ii) 1 million shares of common stock to Mason Burnett, a key consultant (currently the Company’s Chief Operating Officer) and a director of the Company, for his services and contributions to the Company related to the creation of the blockchain tokenized network ,which the Company believes considerably increased the value of its intellectual property, and for providing services to the Company as a member of its Board of Directors.

On April 4, 2022, the Company filed its Offering Statement on Form 1-A under the Securities Act with the SEC, which was qualified by the SEC on August 4, 2022. Pursuant to such Offering Statement, in August 2022, the Company launched its offering of shares of its common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation A+ promulgated thereunder (the “Regulation A Offering”). As of September 30, 2023, the Company issued an aggregate of 1,032,652 shares of common stock, consisting of: (i) 794,348 shares of common stock; and (ii) 238,304 bonus shares, for gross proceeds of $1,668,130.80, in the Regulation A Offering.

In 2023, the Company issued 1,614,657 shares as part of the Regulation A+ offering in exchange for approximately $4,979,316 in cash.

NOTE 7 – DEBT

As of December 31, 2022, the outstanding balance of the Company’s convertible note is $190,000. The entire balance was classified as current.

The Company also issued notes in 2023 totaling $1,288,963.

NOTE 8 – RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent (12%) per annum. The unpaid principal and accrued interest matured on October 4, 2022. As of December 31, 2022, this loan remains outstanding.

As this transaction is with a party related to the Company, there is no guarantee that the terms are arm’s length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any material operating leases as of December 31, 2023 and 2022.

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Currently, the Company is subject to litigation from a former contractor of the Company who asserts that it and its affiliates are entitled to be issued by the Company an additional 6.5 million shares of common stock and options to purchase 6.5 million shares of common stock at an exercise price of $0.20 per share, in each case earned in exchange for the performance of services.  The Company is close to a settlement on this issue, wherein the litigants will agree to dismiss the lawsuit in such a manner that it will have no material effect on the Company's ongoing financial operations.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company will continue raising funds by issuing equity in its SEC-qualified Regulation A+ offering.

Management’s Evaluation

Management has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 8. EXHIBITS

Exhibit No.	Description
2.1	Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

2.2	Certificate of Amendment of Certificate of Incorporation of the Company, dated as of February 21, 2017 (Incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

2.3	Certificate of Amendment of Certificate of Incorporation of the Company, dated as of March 1, 2022 (Incorporated by reference to Exhibit 2.3 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

2.4	Bylaws of the Company (Incorporated by reference to Exhibit 2.4 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

2.5	Certificate of Designation of Series A Preferred Stock, dated as of June 8, 2020 (Incorporated by reference to Exhibit 2.5 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of the Company’s Form 1-A/A Amendment No. 2, filed with the SEC on July 20, 2022)

4.2	Form of Convertible Note issued by the Company to various investors (Incorporated by reference to Exhibit 4.2 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

4.3	Form of Note, dated as of August 31, 2024 (Incorporated by reference to Exhibit 1(b) to the Company’s Form 1-U, filed with the SEC on September 17, 2024).

6.1**	The Company’s 2022 Equity Incentive Plan. (Incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A, filed with the SEC on April 28, 2022).

6.2	Settlement Agreement, dated as of August 31, 2024, by and among the Company Rick L. Burnett and Charles T. Sellers (Incorporated by reference to Exhibit 1(a) to the Company’s Form 1-U, filed with the SEC on September 17, 2024).

*	Filed herewith.

**	Indicates a management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 27, 2024	LaneAxis, Inc.

	By:	/s/ Rick L. Burnett
	Name:	Rick L. Burnett
	Title:	Founder, Chief Executive Officer and Acting Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rick L. Burnett	Founder, Chief Executive Officer,	September 27, 2024
Rick L. Burnett	Acting Chief Financial Officer and Director